EXHIBIT 99.1

Tekmira's LNP Technology Enables Alnylam's Positive ALN-TTR02 Clinical Data

VANCOUVER, British Columbia, July 16, 2012 (GLOBE NEWSWIRE) -- Tekmira Pharmaceuticals Corporation (Nasdaq:TKMR) (TSX:TKM), a leading developer of RNA interference (RNAi) therapeutics, today reported that Alnylam Pharmaceuticals, Inc. presented clinical results from its Phase 1 clinical trial with ALN-TTR02, an RNAi therapeutic targeting transthyretin (TTR) for the treatment of TTR-mediated amyloidosis (ATTR), which utilizes Tekmira's lipid nanoparticle (LNP) technology and is manufactured by Tekmira.

"These positive ALN-TTR02 results further validate Tekmira's industry-leading LNP delivery platform as the 'gold standard' for enabling RNAi therapeutics – both within our own pipeline and those of our partners – for a variety of clinical indications," said Dr. Mark J. Murray, Tekmira's President and CEO.

The new data were presented today at Boston University School of Medicine. Alnylam reported results that showed that administration of ALN-TTR02 resulted in statistically significant reductions in serum TTR protein levels of up to 94%. Suppression of TTR, the disease-causing protein in ATTR, was found to be rapid, dose dependent, durable, and specific after just a single dose. Alnylam recently reported that it has initiated a Phase 2 study of ALN-TTR02 in patients with ATTR and has guided that its goal is to start a pivotal trial in 2013. The initiation of the Phase 2 study of ALN-TTR02 triggered a milestone payment to Tekmira.

For more detailed information about the Phase 1 data for ALN-TTR02, please refer to the Alnylam news release dated July 16, 2012 and the presentation of these data, which can be found on Alnylam's website at www.alnylam.com.

About RNAi and Tekmira's LNP Technology

RNAi therapeutics have the potential to treat a broad number of human diseases by "silencing" disease causing genes. The discoverers of RNAi, a gene silencing mechanism used by all cells, were awarded the 2006 Nobel Prize for Physiology or Medicine. RNAi therapeutics, such as "siRNA," require delivery technology to be effective systemically. Tekmira believes its LNP technology represents the most widely adopted delivery technology for the systemic delivery of RNAi therapeutics. Tekmira's LNP platform is being utilized in multiple clinical trials by both Tekmira and its partners. Tekmira's LNP technology (formerly referred to as stable nucleic acid-lipid particles or SNALP) encapsulates siRNAs with high efficiency in uniform lipid nanoparticles that are effective in delivering RNAi therapeutics to disease sites in numerous preclinical models. Tekmira's LNP formulations are manufactured by a proprietary method which is robust, scalable and highly reproducible, and LNP-based products have been reviewed by multiple FDA divisions for use in clinical trials. LNP formulations comprise several lipid components that can be adjusted to suit the specific application.

About Tekmira

Tekmira Pharmaceuticals Corporation is a biopharmaceutical company focused on advancing novel RNAi therapeutics and providing its leading lipid nanoparticle delivery technology to pharmaceutical partners. Tekmira has been working in the field of nucleic acid delivery for over a decade and has broad intellectual property covering LNPs. Further information about Tekmira can be found at www.tekmirapharm.com. Tekmira is based in Vancouver, B.C.

The Tekmira Pharmaceuticals logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=8319

Tekmira Forward-looking Statements and Information

This press release contains "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws (collectively, "forward-looking statements"). Forward-looking statements are generally identifiable by use of the words "believes," "may," "plans," "will," "anticipates," "intends," "budgets," "could," "estimates," "expects," "forecasts," "projects" and similar expressions, and the negative of such expressions. Forward-looking statements in this news release include statements about Tekmira's strategy, future operations, clinical trials, prospects and the plans of management; RNAi (ribonucleic acid interference) product development programs; data from a Phase 1 human clinical trial with ALN-TTR02 conducted by Alnylam; Alnylam's ALN-TTR02 product development program as a treatment for ATTR; the commencement of the ALN-TTR02 pivotal trial in 2013; the advancement of products that utilize Tekmira's lipid nanoparticle technology; expectations regarding the advancement of multiple product candidates; the quantum and timing of further clinical data being presented for LNP-enabled products; continued innovation and protection of LNP technology; timing of the initiation of clinical trials and release of clinical data from Tekmira's product candidates; the quantum and timing of potential funding; and the use of lipid nanoparticle technology by Tekmira's licensees.

With respect to the forward-looking statements contained in this news release, Tekmira has made numerous assumptions regarding, among other things: LNP's status as a leading RNAi delivery technology; early results in human clinical trials are indicative of the potential opportunity to treat a variety of disease indications; Tekmira's research and development capabilities and resources; the timing and results of clinical data releases and use of LNP technology by Tekmira's development partners and licensees; the time required to complete research and product development activities; the timing and quantum of payments to be received under contracts with Tekmira's collaborative partners including Alnylam; and the sufficiency of budgeted capital expenditures in carrying out planned activities. While Tekmira considers these assumptions to be reasonable, these assumptions are inherently subject to significant business, economic, competitive, market and social uncertainties and contingencies.

Additionally, there are known and unknown risk factors which could cause Tekmira's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained herein. Known risk factors include, among others: the possibility that current and future data from the human clinical trials ALN-TTR02 conducted by Alnylam does not and will not lead to favourable results for Tekmira's products or prospects; the possibility that the ALN-TTR02 pivotal trial will not be initiated in 2013, or at all; the possibility that there will not be further clinical data on LNP-enabled products in the quantum nor timing anticipated by Tekmira, or at all; the possibility that Tekmira may not be able to innovate nor protect its LNP technology; the possibility that other organizations have made advancements in RNAi delivery technology that Tekmira is not aware of; the FDA will not approve the commencement of Tekmira's planned clinical trials or approve the use of Tekmira's products; difficulties, delays or inaccuracies in the progress, timing, results and data from clinical trials and studies; the possibility that Tekmira may not advance any further product candidates; competition from other pharmaceutical or biotechnology companies; Tekmira's development partners and licensees conducting clinical trials and development programs will not result in expected results on a timely basis, or at all; anticipated payments under contracts with Tekmira's collaborative partners will not be received by Tekmira on a timely basis, or at all, or in the quantum expected by Tekmira; IND applications may not be filed on a timely basis, pre-clinical trials may not be completed, or clinical trials started, when anticipated or at all; pre-clinical or clinical trials may not generate results that warrant future development of the tested drug candidate; funding from research and product development partners may not be provided when required under agreements with those partners; and Tekmira has not sufficiently budgeted for capital expenditures necessary to carry out planned activities.

A more complete discussion of the risks and uncertainties facing Tekmira appears in Tekmira's Annual Report on Form 20-F for the year ended December 31, 2011, which is available at www.sedar.com or at www.sec.gov/edgar. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Tekmira disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

CONTACT: Investors
         Jodi Regts
         Director, Investor Relations
         Phone: 604-419-3234
         Email: jregts@tekmirapharm.com

         Media
         David Ryan
         Longview Communications Inc.
         Phone: 416-649-8007
         Email: dryan@longviewcomms.ca